Exhibit 21.1

Subsidiaries of Ping Identity Holding Corp.

Company Name	Jurisdiction of Formation
Roaring Fork Intermediate Holding, Inc.	Delaware
Roaring Fork Intermediate, LLC	Delaware
Ping Identity Corporation	Delaware
Elastic Beam, LLC	Delaware
UnboundID, LLC	Delaware
Ping Identity International, Inc.	Delaware
ShoCard, LLC	Delaware
Elastic Beam India Private Limited	India
Ping Identity UK Limited	United Kingdom
Symphonic Software Limited	United Kingdom
Ping Identity Canada Inc.	Canada
Ping Identity France, SAS	France
Ping Identity Australia Pty Limited	Australia
Ping Identity Israel, Ltd.	Israel
Ping Identity Singapore Pte. Ltd.	Singapore
Ping Identity UK Ltd. Branch - Netherlands	Netherlands